SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, on August 23rd, 2011, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Extraordinary General Meeting, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

I – Election of Mrs. Miriam Aparecida Belchior as member of the Board of Directors, to serve the remaining term up to the next Ordinary General Meeting, as provided for in article 150 of the Stock Corporations Act and article 25 of the Company’s By-laws.

II – Amendment of the By-laws, in order to adjust it to Law 12.353/10, that regulates on the participation of employees in the Board of Directors of public companies and mixed capital companies, according to the following provisions:

(1) Amend the wording of main section of article 18 in the Company’s By-Laws, in order to increase the maximum number of members of the Board of Directors from nine to ten members, adjusting the wording provided in the main section;

(2) Amend item III of article 19 in Company’s By-Laws to include the expression “and by the employees”;

(3) Include item IV to article 19, according to the following wording: “IV – It is ensured to the employees the right to appoint 1 (one) member of the Board of Directors by means of separate voting, by direct voting from their peers, as provided for in paragraph 1 of article 2, Law 12353, of December 28, 2010”;

(4) Include a sole paragraph in article 21 of By-Laws, in order to except the demands of main section in paragraph 2 of article 162 of Stock Corporations Act (Law 6404/1976) in the event of investiture of employees’ representative in the Board of Directors;

(5) Alter the number description of current sole paragraph to paragraph 1 of article 25 of By-Laws;

(6) Include paragraph 2 in article 25 of By-Laws, as well as its items I and II, with the deletion of the expression “ and its respective alternate”, and furthermore, paragraph 4 and 5, all ruling on the event in which the Director representing the employees does not complete the term of office;

(7) Include item IX in article 28 of By-Laws, providing the competence of the Board of Directors to approve the Electoral Regulation regarding the selection of the Director representing the employees;

(8) Include the sole paragraph in article 28 of By-Laws, establishing the matters that will be deemed as constituting formal interest conflict of the Director, by the deletion of expression “and his/hers alternate”;

(9) Amend paragraph 5 of article 31 of By-laws to regulate that in the occurrence of a tie during deliberation of the Board of Directors, its Chairman is entitled to the casting vote, replacing the expression “may cast”, by the expression “must cast”.

Note: with the purpose of alignment to the Amendment herein approved in this Meeting, the paragraph 3 of article 25, as published in the Notice of Meeting, had its number altered, which shall henceforth be read as paragraph 2 of article 25 of Petrobras By-Laws (item II, “6” of decisions).

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.